Exhibit 99.24

CONSENT OF AMEC GRD SA

The undersigned hereby consents to the use of the mineral processing and metallurgical testing section in the technical report entitled “IAMGOLD Corporation: Updated Feasibility Study- Essakane Gold Project Burkina Faso” dated March 3, 2009 (effective date June 3, 2008), and the information derived from that section, as well as the reference to their name, in each case where used or incorporated by reference in the Annual Report on Form 40-F/A for the year ended December 31, 2012 of IAMGOLD Corporation.

AMEC GRD SA (formerly GRD Minproc (Pty) Ltd.)

/s/ Colin G Kubank
By: Colin Gilbert Kubank Title: Managing Director

Dated: 14 January 2014